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                           February 4, 2021

       Richard Chera
       Chief Executive Officer
       Crown PropTech Acquisitions
       667 Madison Avenue
       12th Floor
       New York, NY 10065

                                                        Re: Crown PropTech
Acquisitions
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed February 2,
2021
                                                            File No. 333-252307

       Dear Mr. Chera:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form S-1 filed February 2, 2021

       General

   1. We note the indication of interest from the anchor investor and its purchase of founder shares from the
sponsor. Please disclose the number and percentage of votes your sponsor and the anchor investor
would be entitled to cast if you solicit proxies for a business combination. Compare
that number and the related percentage to the total shares
                                                        outstanding and the
minimum number of shares required to constitute a quorum for a meeting held to approve
your initial business combination.

             You may contact Andi Carpenter, Staff Accountant, at 202-551-3645 or John Cash,
       Accounting Branch Chief, at 202-551-3768 if you have questions regarding comments on the
 Richard Chera
Crown PropTech Acquisitions
February 4, 2021
Page 2

financial statements and related matters. Please contact Thomas Jones, Staff Attorney, at 202-
551-3602 or Geoff Kruczek, Senior Attorney, at 202-551-3641 with any other questions.



                                                           Sincerely,
FirstName LastNameRichard Chera
                                                           Division of
Corporation Finance
Comapany NameCrown PropTech Acquisitions
                                                           Office of
Manufacturing
February 4, 2021 Page 2
cc:       Derek J. Dostal
FirstName LastName